Exhibit 99.1

Novartis Pharmaceuticals Corporation One Health Plaza East Hanover NJ 07936-1080 USA

Elizabeth McGee

Vice President & Head, US Legal

Elizabeth.mcgee@novartis.com

August 5, 2025

Paul Diamond, Ph.D.

Vice President, Patent and Legal Counsel Actinium Pharmaceuticals, Inc.

100 Park Avenue, 23rd Floor New York, NY 10017

Dear Dr. Diamond,

I am writing on behalf of Novartis Pharmaceuticals Corporation (“Novartis”) to raise serious and urgent concerns regarding the egregious pre-approval promotion of ATNM-400 by Actinium Pharmaceuticals, Inc. (“Actinium”) in a wide-ranging set of materials, including but not limited to, your social media channels, your corporate website, and your investor relations materials. These materials make conclusory representations in a promotional manner regarding the safety and efficacy of a drug that has not been approved by the U.S. Food and Drug Administration (“FDA”) and whose clinical profile has not yet been established. Additionally, these materials purportedly compare the safety and/or efficacy of ATNM-400 and Pluvicto® (lutetium Lu 177 vipivotide tetraxetan) based solely on pre-clinical data and without substantial evidence or clinical experience. Such claims risk misleading healthcare professionals, payers and the public, and may give rise to regulatory scrutiny and potential enforcement action. In view of Actinium’s blatant disregard for compliance with U.S. law and regulation of pharmaceutical advertising and promotion, we request that immediate corrective action be taken by Actinium to remove such claims from existing materials and to refrain from making such claims in future materials.

Actinium’s public statements represent that ATNM-400, an investigational new drug, is safe and effective for the purpose for which it is being investigated, is superior to Pluvicto and/or otherwise promote the drug. As a result, ATNM-400 is misbranded under section 502(f)(1) of the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) and in violation of section 301(k) of the FD&C Act. ATNM-400 is an investigational new drug for which there is no marketing authorization in the U.S. Under section 502(f)(1) of the FD&C Act, a drug shall be deemed to be misbranded unless its labeling bears adequate directions for use. Under FDA regulations, adequate directions for use means directions under which the layman can use a drug safely and for the purposes for which it is intended.1 As shown below, Actinium’s materials describe the use of ATNM-400 for treating prostate cancer. This use is one for which a prescription would be needed because it requires the supervision of a physician and, therefore, for which adequate directions for lay use cannot be written.

[1]	21 CFR 201.5

Although 21 CFR 201.115(b) provides an exemption from the adequate directions for use requirement in section 502(f)(1) of the FD&C Act if a new drug “complies with section 505(i) ... and regulations thereunder,” your investigational drug fails to do so.2 Among the requirements for this exemption for investigational drugs, 21 CFR 312.?(a) provides that, “[a] sponsor or investigator, or any person acting on behalf of a sponsor or investigator, shall not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the drug. This provision is not intended to restrict the full exchange of scientific information concerning the drug, including dissemination of scientific findings in scientific or lay media. Rather, its intent is to restrict promotional claims of safety or effectiveness of the drug for a use for which it is under investigation and to preclude commercialization of the drug before it is approved for commercial distribution.”

As summarized in the chart below, your materials include claims and presentations that inappropriately promote ATNM-400 as safe and effective for the purposes for which it is being investigated or otherwise promote the drug and make comparative claims without substantial evidence or substantial clinical experience:

Source	Selected, representative examples of violative language (emphasis added, unless otherwise noted)
July 31, 2025 press release titled “Actinium Presents Data Supporting Paradigm Changing Potential of ATNM-400 in Prostate Cancer Demonstrating Its Superior Efficacy and Improved Survival in Treatment Resistant Tumor Models versus Pluvicto and ARPI Therapy, and Also Enhanced Efficacy in Combination with ARPI Therapy at the 4th Annual Targeted Radiopharmaceuticals Summit”	●	“ATNM-400 significantly improved survival compared to the approved prostate cancer treatment Pluvicto®”
	●	“ATNM-400 is more efficacious than Pluvicto® (Lu-177-PSMA-617) with potent tumor control”
	●	“ATNM-400 significantly improved survival compared to Pluvicto® with continued follow-up ongoing”
	●	“ATNM-400 is highly effective in prostate cancer tumors with acquired Pluvicto® resistance, halting tumor growth and producing potent tumor cell killing after Pluvicto® stops working”
June 23, 2025 press release titled “Actinium Highlights Expanded Data Set for ATNM-400 in Prostate Cancer Demonstrating Superior Efficacy to Enzalutamide and Ability to Overcome Resistance to ARPI Therapy and PSMA-Ac-225/Lu-177 Labelled Radiotherapy at the Society of Radiotherapy at the Society of Nuclear Medicine & Molecular Imaging Annual Meeting”	●	“ATNM-400 is more efficacious than ... Pluvicto ... in prostate cancer in vitro and in vivo models and overcome resistance in prostate cancer tumors that failed Pluvicto therapy”
	●	“ATNM-400 is more efficacious than PSMA-directed Radiotherapies”
	●	“ANTM-400 was more potent than both Pluvicto (177Lu-PSMA-617) and 225Ac-PSMA-617 in prostate cancer cell killing”
	●	“ANTM-400 exhibited more efficacious tumor growth inhibition compared to both Pluvicto (177Lu-PSMA-617) and 225Ac-PSMA-617 in prostate cancer in vivo model”
April 28, 2025 post on Actinium Pharma’s X account (@ActiniumPharma)	“Actinium Presents Data Showing ATNM-400 is More Efficacious than Pluvicto and is Highly Efficacious after Pluvicto Resistance in Prostate Cancer Tumor Models at the American Association for Cancer Research Annual Meeting”
April 28, 2025 post on Actinium Pharma’s Linkedln account	“Actinium (NYSE: ATNM) Presents Data Showing ATNM-400 is More Efficacious than Pluvicto and is Highly Efficacious after Pluvicto Resistance in Prostate Cancer Tumor Models at the American Association for Cancer Research Annual Meeting”

[2]	21 CFR 201.100 offers another exemption from the requirement for adequate directions for use for prescription drugs provided certain requirements are met; however, ATNM-400 does not fall within that exemption because it is an investigational new drug for which there is no marketing authorization in the U.S.

Source		Selected, representative examples of violative language (emphasis added, unless otherwise noted)
April 28, 2025 press release titled ‘Actinium Presents Data Showing ATNM-400 is More Efficacious than Pluvicto and is Highly Efficacious after Pluvicto Resistance in Prostate Cancer Tumor Models at the American Association for Cancer Research Annual Meeting”, available at https://ir.actiniumpharma.com/press-releases/detail/502/actinium
-presents-data-showing-atnm-400-is-more-efficacious	●	“ATNM-400 showed greater tumor growth inhibition compared to Pluvicto in prostate cancer models with 99.8% tumor growth inhibition achieved with a single 40 µCi/kg dose of ATNM-400”
	●	“ATNM-400 was well tolerated with no apparent toxicities at two different dose levels, with efficient clearance from essential organs”
	●	“ATNM-400 leverages the alpha-particle emitter Ac-225, which is more potent than Lu-177... and has a shorter path length that could result in fewer off-target effects.”
	●	“In vivo studies demonstrated that ATNM-400 is more efficacious than Pluvicto and produced a statistically significant (p < 0.0001) reduction in tumor volume in 22Rv1 prostate cancer models demonstrating its transformative therapeutic potential.”
	●	“Expression of the target receptor for ATNM-400 persists following Pluvicto therapy and ATNM-400 demonstrates sustained tumor control after Pluvicto stops working”
	●	“ATNM-400 demonstrated greater efficacy than Pluvicto in prostate cancer models with 99.8% tumor growth inhibition achieved with a single 40 µCi/kg dose of ATNM-400”
Page on Actinium’s corporate website titled “ATNM-400”, available at https://www.actiniumpharma.com/product-pipeline/atnm-400	●	“ATNM-400 is differentiated from Pluvicto as it targets a different marker than PSMA that has been shown to be overexpressed in patients with prostate cancer and uses the alpha-particle emitter Ac-225, which is more potent than Lu-177 but has a shorter path length, which could result in fewer off-target effects such as xerostomia.”
	●	“In vivo studies demonstrated that ATNM-400 is more efficacious than Pluvicto and produced a statistically significant (p < 0.0001) reduction in tumor volume in 22Rv1 prostate cancer models. In mice bearing Pluvicto-failed tumors, ATNM-400 was administered on day 14 following Pluvicto treatment, demonstrating robust antitumor activity and tumor growth inhibition in Pluvicto-resistant tumor models.”
	●	“ATNM-400 Shows Significantly Higher Anti-Prostate Cancer Activity than Pluvicto” (emphasis in original)
	●	“ATNM-400 Demonstrates Potent Efficacy in Pluvicto Resistance [sic] Prostate Tumor Models” (emphasis in original)

Source	Selected, representative examples of violative language (emphasis added, unless otherwise noted)
April 2025 Investor Presentation, available at https://d1io3yog0oux5.cloudfront.neU - 71258897dd67d52ade4742994d37243c/actiniu mpharma/db/206/1183/pdf/Actinium+lnvestor+P resentation_April+2025+AACR+.pdf	●	“ATNM-400 is a first-in-class, non-PSMA prostate therapy demonstrating potent efficacy preclinically in Pluvicto resistant tumors and superior anti-prostate cancer activity compared to Pluvicto”
	●	“ATNM-400 Shows Significantly Higher Anti- Prostate Cancer Activity than Pluvicto” (emphasis in original)
	●	“ATNM-400 Demonstrates Potent Efficacy and Sustained Tumor Control After Pluvicto Stops Working” (emphasis in original)
	●	“ATNM-400 showed greater tumor growth inhibition compared to Pluvicto in prostate cancer models with 99.8% tumor growth inhibition achieved with a single 40 µCi/kg dose of ATNM-400”
	●	“ATNM-400 produced robust antitumor activity and sustained tumor control after Pluvicto strops [sic] working”
	●	“Expression of the target receptor for ATNM-400 persists following Pluvicto therapy, ATNM-400 demonstrates sustained tumor uptake, clearance from essential organs and is well tolerated with no apparent toxicities”

The above materials, along with the ANTM-400 abstract on your corporate website3, contain numerous conclusory statements about the safety and effectiveness of ATNM-400. To cite one example, your April 28, 2025 press release touts “ATNM-400 is More Efficacious than Pluvicto,” an efficacy claim of clinical benefit that has not been established. These claims are promotional in nature, suggesting that ATNM-400, an investigational product, has been shown to be not only different from - but also superior to - Pluvicto®, an FDA-approved therapy for prostate-specific membrane antigen-positive metastatic castration-resistant prostate cancer, and is safe or effective for such use.

The benefit and risk profile associated with ATNM-400, an investigational compound, is currently under development and not fully known. The conclusions made in Actinium’s materials, especially considering the serious nature of prostate cancer, create a misleading impression regarding the usefulness and regulatory status of this product. Indeed, the overall takeaway from these materials is that ATNM-400 is expressly superior to FDA-approved Pluvicto. In short, these materials represent the drug as having an established role in treating prostate cancer, when ATNM-400 has not been proven to be safe and effective within the meaning of the FD&C Act and has not been approved as a drug under that authority for any use.

[3]	Available at https://d1io3yog0oux5. cloudfront.neU_654515b0f8718f7af5bc69536e50a53c/actiniumpharma/files/pages /product-pipeline/atnm-400/AACR2025_ATNM-400_e-poster_578_Final.pdf

We request that Actinium inform us in writing within 5 business days of the immediate corrective action taken to remove relevant language from existing materials and to ensure such language will not be included in any future materials. This letter does not represent the full extent of our concerns regarding Actinium’s public statements about ANTM-400, and we expressly reserve the right to take further action as circumstances warrant.

Sincerely,

/s/ Elizabeth McGee

Elizabeth McGee

Vice President & Head, US Legal